TREVI THERAPEUTICS, INC.

195 Church Street, 14th Floor

New Haven, CT 06510

July 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trevi Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-257747

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Trevi Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-257747) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on July 14, 2021, or as soon thereafter as practicable.

Very truly yours,

TREVI THERAPEUTICS, INC.

By:	/s/ Jennifer Good
Name:	Jennifer Good
Title:	President and Chief Executive Officer

cc:	Stuart M. Falber

Wilmer Cutler Pickering Hale and Dorr LLP